 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2018

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, devaluation of the RMB by China since August 2015, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain major importing countries; fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of major customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 23, 2018, the Company announced its unaudited consolidated financial results for the six-month period ended June 30, 2018.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	June 30, 2018		December 31, 2017
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		24,861	3,757	12,963
Restricted cash		37,990	5,741	56,501
Accounts and bills receivable, net	3	18,653	2,819	20,123
Inventories	4	17,560	2,654	24,578
Advance to suppliers		5,254	794	3,898
Prepayments and other receivables		1,294	196	1,404
Deferred tax assets - current		1,277	193	1,288
Total current assets		106,889	16,154	120,755

Property, plant and equipment, net	5	348,807	52,713	371,058
Construction in progress	6	2,478	374	366
Lease prepayments, net	7	16,563	2,503	16,830
Advance to suppliers - long term, net		1,542	233	1,570
Deferred tax assets - non current		6,831	1,032	6,901

Total assets		483,110	73,009	517,480

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	65,000	9,823	50,000
Due to related parties	9	112,914	17,064	151,074
Accounts payables		22,934	3,466	17,470
Notes payable	10	67,980	10,273	67,900
Advance from customers		3,258	492	1,976
Accrued expenses and other payables		6,292	951	5,268
Total current liabilities		278,378	42,069	293,688

Deferred tax liabilities		2,646	400	2,763

Total liabilities		281,024	42,469	296,451

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,013	13,323
Additional paid-in capital		311,907	47,137	311,907
Statutory reserve		37,441	5,658	37,441
Accumulated deficit		(161,374)	(24,387)	(144,508)
Cumulative translation adjustment		789	119	2,866
Total shareholders’ equity		202,086	30,540	221,029
Total equity		202,086	30,540	221,029
Total liabilities and equity		483,110	73,009	517,480

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

3

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	Notes	2018		2017	2018		2017
		RMB	US$	RMB	RMB	US$	RMB
Net sales		79,599	12,029	70,066	156,526	23,655	138,010
Cost of sales		72,803	11,002	65,041	140,239	21,193	129,228

Gross margin		6,796	1,027	5,025	16,287	2,462	8,782

Operating expenses
Selling expenses		3,395	513	3,701	6,365	962	7,207
Administrative expenses		9,916	1,499	10,486	22,792	3,444	20,752
Total operating expenses		13,311	2,012	14,187	29,157	4,406	27,959

Operating loss		(6,515)	(985)	(9,162)	(12,870)	(1,944)	(19,177)

Other income (expense)
- Interest income		10	1	217	383	58	503
- Interest expense		(2,257)	(341)	(2,407)	(4,458)	(674)	(4,853)
- Others income (expense), net		282	43	(342)	45	7	(389)
Total other expenses		(1,965)	(297)	(2,532)	(4,030)	(609)	(4,739)

Loss before provision for income taxes		(8,480)	(1,282)	(11,694)	(16,900)	(2,553)	(23,916)
Income tax benefit (expense)	11	(176)	(27)	49	34	5	114

Net loss		(8,656)	(1,309)	(11,645)	(16,866)	(2,548)	(23,802)

Net (loss) income attributable to non-controlling interests		-	-	-	-	-	-
Net loss attributable to the Company		(8,656)	(1,309)	(11,645)	(16,866)	(2,548)	(23,802)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company		(36)	(5)	(487)	(2,077)	(314)	(211)

Comprehensive loss attributable to non-controlling interest		-	-	-	-	-	-
Comprehensive loss attributable to the Company		(8,692)	(1,314)	(12,132)	(18,943)	(2,862)	(24,013)

Loss per share, Basic and diluted	12	(2.65)	(0.40)	(3.57)	(5.16)	(0.78)	(7.29)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

4

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2018		2017
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(16,866)	(2,548)	(23,802)
Adjustments to reconcile net loss to net cash used in operating activities

- Depreciation of property, plant and equipment	22,127	3,344	21,728
- Amortization of intangible assets	266	40	262
- Deferred income taxes	(36)	(5)	(114)
- Bad debt recovery	(70)	(11)	512
-Inventory provision	-	-	(57)
Changes in operating assets and liabilities
- Accounts and bills receivable	1,541	233	(98)
- Inventories	7,019	1,061	303
- Advance to suppliers	(1,356)	(205)	(30)
- Prepaid expenses and other current assets	(65)	(10)	(1,104)
- Accounts payable	5,463	825	(1,489)
- Accrued expenses and other payables	(27)	(4)	288
- Advance from customers	1,282	194	171
- Tax payable	1,216	184	3,959

Net cash provided by (used in) operating activities	20,494	3,098	529

Cash flow from investing activities
Purchases of property, plant and equipment	124	19	(447)
Restricted cash related to trade finance	18,511	2,797	43,421
Advanced to suppliers - non current	28	4	(257)
Amount change in construction in progress	(2,112)	(319)	(2,157)

Net cash provided by (used in) investing activities	16,551	2,501	40,560

Cash flow from financing activities
Principal payments of bank loans	-	-	(1,675)
Proceeds from (payment to) short-term bank loans	15,000	2,267	(10,500)
Proceeds from (payment to) related party	(38,160)	(5,767)	15,322
Change in notes payable	80	12	(40,888)

Net cash (used in) provided by financing activities	(23,080)	(3,488)	(37,741)

Effect of foreign exchange rate changes	(2,067)	(346)	(239)

Net increase in cash and cash equivalent	11,898	1,765	3,109

Cash and cash equivalent
At beginning of period	12,963	1,992	13,343
At end of period	24,861	3,757	16,452

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,458	674	4,853

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,008	152	1,398

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

5

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 23, 2018 with the SEC. The results of the six-month period ended June 30, 2018 are not necessarily indicative of the results to be expected for the full year ended December 31, 2018.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

6

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the second quarter of 2018 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.6171, on the last trading day of second quarter of 2018 (June 30, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 30, 2018, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB37,990 (US$5,741) and RMB56,501 as of June 30, 2018 and December 31, 2017, respectively.

7

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures with respect to the BOPET production line. No depreciation is provided with respect to construction in progress.

8

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

9

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 16% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

10

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

11

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of June 30, 2018 and 2017, the Company had a working capital deficiency of RMB171,489 (US$25,916) and RMB175,058 and accumulated deficit of RMB16,866 (US$2,548) and RMB23,802 from net losses incurred during the first half year of 2018 and 2017. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain loans from financial institutions and related parties and/or generate positive cash flow from operations. The Company accordingly has obtained loans from financial institutions and a related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new revenue recognition standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We currently anticipate adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method. We are still in the process of completing our analysis on the impact this guidance will have on our consolidated financial statements and related disclosures. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

January 1, 2018, we have substantially completed our review of the impact of this guidance across our film-products processing and selling business and revenue-related activities, and do not expect the adoption of this standard to have a material impact on our reported revenues in our consolidated financial statements, revenue recognition processes. We are reviewing our disclosures for revenue recognition and do not anticipate significant changes will be needed to conform to the disclosure requirements of the new guidance.

In 2017, we established a cross-functional implementation team consisting of representatives from across all of our business departments. We utilized a bottoms-up approach to analyze the impact of the standard on our contract portfolio by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to our revenue contracts. Based on the evaluation for our sales contracts under the ASC 606 requirement of following the five-step actions to judge revenue recognition, we usually recognize our revenue when the film-products have been delivered to our customers and all the risks relating to the goods have been transferred, and rights of payment for delivered goods have been vested as well.

12

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The impact to our results is not material because the analysis of our contracts under the new revenue recognition standard supports the recognition of revenue over the past time. We continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. The Company is currently evaluating the impact that the standard will have on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-2”), which provides guidance on lease amendments to the FASB Accounting Standard Codification. This ASU will be effective for us beginning in May 1, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-2 on the Company’s consolidated financial statements.

Stock-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 changes how companies account for certain aspects of stock-based awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for us in the first quarter of 2018, and earlier adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

13

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2018		December 31, 2017
	RMB	US$	RMB
Accounts receivable	17,656	2,668	18,588
Less: Allowance for doubtful accounts	(2,396)	(362)	(2,467)
	15,260	2,306	16,121
Bills receivable	3,393	513	4,002
	18,653	2,819	20,123

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	June 30, 2018		December 31, 2017
	RMB	US$	RMB
Raw materials	14,176	2,144	19,626
Work-in-progress	1,207	182	1,277
Finished goods	7,692	1,162	9,195
Consumables and spare parts	605	91	600
Inventory-reserve	(6,120)	(925)	(6,120)
	17,560	2,654	24,578

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2018		December 31, 2017
	RMB	US$	RMB
Buildings	68,319	10,325	68,319
Plant and equipment	804,247	121,541	803,710
Computer equipment	3,045	460	3,075
Furniture and fixtures	13,822	2,089	13,815
Motor vehicles	1,768	267	1,936
	891,201	134,682	890,855
Less: accumulated depreciation	(535,175)	(80,878)	(512,578)
Less: impairment of plant and equipment	(7,219)	(1,091)	(7,219)
	348,807	52,713	371,058

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Total depreciation for the six-month periods ended June 30, 2018 and 2017 was RMB22,127 (US$3,344) and RMB21,728, respectively. For the three-month periods ended June 30, 2018 and 2017, total depreciation was RMB10,972 (US$1,566) and RMB10,747, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB2,478 (US$374) ended June 30, 2018, and RMB366 ended December 31, 2017, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	June 30, 2018		December 31, 2017
	RMB	US$	RMB
Lease prepayment - non current	16,563	2,503	16,830
Lease prepayment - current	524	79	524
	17,087	2,582	17,354

Amortization of land use rights for the six months ended June 30, 2018 and 2017 was RMB266 (US$40) and RMB262, respectively. Amortization of land use rights for the three months ended June 30, 2018 and 2017 was RMB132 (US$19) and RMB131, respectively.

Estimated amortization expenses for the next five years after June 30, 2018 are as follows:

	RMB	US$
1 year after	524	79
2 years after	524	79
3 years after	524	79
4 years after	524	79
5 years after	524	79
Thereafter	14,467	2,187

15

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

As of June 30, 2018, the amount of RMB524 (US$84) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

Lender	Interest rate per	June30, 2018		December 31, 2017
	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- July 28, 2017 to July 28, 2018	6.5%	50,000	7,556	50,000
- June 20, 2018 to June 19, 2019	6.5%	15,000	2,267	-

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9 - RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of June 30, 2018, the principal of this loan from Shandong SNTON was RMB86,728 and the interest payable was RMB25,700.

As of June 30, 2018, the accounts payable resulting from purchasing from related party was RMB486.

During the second quarter of 2018, the Company purchased 248 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB2,515.

The related accounts payable as of June 30, 2018 and December 31, 2017 was RMB112,914 and RMB151,074, respectively.

16

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - NOTES PAYABLE

As of June 30, 2018 and December 31, 2017, Shandong Fuwei had banker’s acceptances opened with a maturity span from three to six months totaling RMB67,980 (US$10,273) and RMB67,900 for payment in connection with raw materials on a total deposit of RMB37,990 (US$5,741) at Bank of Weifang.

NOTE 11 - INCOME TAX

Income tax benefit was RMB34 (US$5) and RMB114 for the six months ended June 30, 2018 and 2017, respectively.

Income tax expense was RMB176 (US$27) and income tax benefit was RMB49 for the three months ended June 30, 2018 and 2017, respectively.

NOTE 12 - LOSS PER SHARE

Basic and diluted net loss per share was RMB5.16 (US$0.78) and RMB7.29 for the six months period ended June 30, 2018 and 2017, respectively.

Basic and diluted net loss per share was RMB2.65 (US$0.40) and RMB3.57 for the three months period ended June 30, 2018 and 2017, respectively.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended June 30, 2018 and 2017.

The following are the vendors that supplied 10% or more of our raw materials for June 30, 2018 and 2017:

		Percentage of total purchases (%)
Supplier	Item	June 30, 2018	June 30, 2017
PetroChina Company Limited Chemicals Sales North China Branch (“PetroChina”)	PET resin and Additives	40.1%	-
Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”)	PET resin and Additives	32.6%	44.0%
PetroChina Company Limited Chemicals Sales East China Branch (“PetroChina”)	PET resin and Additives	-	23.9%
Weifang Power Supply Company.	Electric power	9.3%	11.5%

The balance of advance to supplier to Sinopec Yizheng and PetroChina was RMB2,254 (US$340) and RMB618 as of June 30, 2018, respectively.

17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the second quarter of 2018, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, fierce competition from overseas as well as anti-dumping measures taken by the United States of America and South Korea caused orders from international markets to decrease.

We believe that in the coming quarters of 2018, there will be a growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China .The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations for the three-month periods ended June 30, 2018 compared to June 30, 2017

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2018	June 30, 2017
	(as % of Revenue)
Gross profit	8.5	7.2
Operating expenses	(16.7)	(20.2)
Operating income (loss)	(8.2)	(13.1)
Other income (expense)	(2.5)	(3.6)
Provision for income taxes	(0.2)	0.1
Net income (loss)	(10.9)	(16.6)

Revenue

Net sales during the second quarter ended June 30, 2018 were RMB79.6 million (US$12.0 million), compared to RMB70.1 million during the same period in 2017, representing an increase of RMB9.5 million or 13.6%. The increase of average sales price caused an increase of RMB8.1 million and the sales volume increase caused an increase of RMB1.4 million.

In the second quarter of 2018, sales of specialty films were RMB30.7 million (US$4.6 million) or 38.6% of our total revenues as compared to RMB25.6 million or 36.5% in the same period of 2017, which was an increase of RMB5.1 million, or 19.9% as compared to the same period in 2017. The increase of average sales price caused an increase of RMB0.3 million and the increase in the sales volume caused an increase of RMB4.8 million. The increase was largely attributable to the increase in sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2018		% of Total	Three-Month Period Ended June 30, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	29,428	4,446	37.0%	26,378	37.7%
Printing film	11,713	1,770	14.7%	5,289	7.5%
Metallization film	622	94	0.8%	2,483	3.5%
Specialty film	30,748	4,647	38.6%	25,568	36.5%
Base film for other application	7,088	1,072	8.9%	10,347	14.8%

	79,599	12,029	100.0%	70,066	100.0%

Overseas sales were RMB16.6 million or US$2.5 million, or 20.9% of total revenues, compared with RMB15.8 million or 22.5% of total revenues in the second quarter of 2017. The increase of average sales price caused an increase of RMB1.4 million and the decrease in sales volume resulted in a decrease of RMB0.8 million.

19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2018		% of Total	Three-Month Period Ended June 30, 2017	% of Total
	RMB	US$		RMB
Sales in China	62,994	9,520	79.1%	54,277	77.5%
Sales in other countries	16,605	2,509	20.9%	15,789	22.5%

	79,599	12,029	100.0%	70,066	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2018	Three-Month Period Ended June 30, 2017
	% of total	% of total
Materials costs	71.9%	69.6%
Factory overhead	9.6%	9.7%
Energy expense	9.1%	11.5%
Packaging materials	4.6%	4.6%
Direct labor	4.8%	4.6%

Cost of goods sold during the second quarter of 2018 totaled RMB72.8 million (US$11.0 million) as compared to RMB65.0 million in the same period of 2017. This was RMB7.8 million or 12.0% higher than the same period in 2017. The increase in unit cost of goods sold caused an increase of RMB6.5 million and the increase in sales volume caused an increase of RMB1.3 million.

Gross Profit

Our gross profit was RMB6.8 million (US$1.0 million) for the second quarter ended June 30, 2018, representing a gross profit rate of 8.5%, as compared to a gross profit rate of 7.2% for the same period in 2017. Correspondingly, gross profit rate increased by 1.3 percentage point compared to the same period in 2017. Our average product sales prices increased by 11.3% compared to the same period last year while the average cost of goods sold increased by 9.7% compared to the same period last year. Consequently, the amount of increase in average cost of goods sold was lower than that in average product sales prices during the second quarter ended June 30, 2018 compared with the same period in 2017, which resulted in an increase in our gross profit.

Operating Expenses

Operating expenses for the second quarter ended June 30, 2018 were RMB13.3 million (US$2.0 million), as compared to RMB14.2 million for the same period in 2017.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Income (Expense)

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the second quarter ended June 30, 2018 was RMB2.0 million (US$0.3 million), RMB0.5 million lower than the same period in 2017, which mainly attributed to decreased interest expense.

Income Tax Benefit (Expense)

The income tax expense was RMB0.2 million (US$0.03 million) during the second quarter ended June 30, 2018, compared to income tax benefit of RMB0.05 million during the same period in 2017. This increase of the income tax expense was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the second quarter ended June 30, 2018 was RMB8.7 million (US$1.3 million) compared to net loss attributable to the Company of RMB11.6 million during the same period in 2017, representing a decrease of RMB2.9 million for the same period in 2017.

Results of operations for the six-month periods ended June 30, 2018 compared to June 30, 2017

The table below sets forth certain line items from our Statement of Operations and Comprehensive Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2018	June 30, 2017
	(as % of Revenue)
Gross profit	10.4	6.4
Operating expenses	(18.6)	(20.3)
Operating income (loss)	(8.2)	(13.9)
Other income (expense)	(2.6)	(3.4)
Provision for income taxes	0.0	0.1
Net income (loss)	(10.8)	(17.2)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the six-month period ended June 30, 2018 were RMB156.5 million (US$23.7 million), compared to RMB138.0 million in the same period in 2017, representing an increase of RMB18.5 million or 13.4%. The increase in average sales price caused an increase of RMB17.1 million and the increase in the sales volume caused an increase of RMB1.4 million.

In the six-month period ended June 30, 2018, sales of specialty films were RMB63.7 million (US$9.6 million) or 40.7% of our total revenues as compared to RMB47.3 million or 34.3% in the same period of 2017, which was an increase of RMB16.4 million, or 34.7% as compared to the same period in 2017. The increase was mainly due to the increase of sales volume.

21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2018		% of Total	Six-Month Period Ended June 30, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	60,281	9,110	38.6%	53,450	38.7%
Printing film	17,581	2,657	11.2%	11,559	8.4%
Metallization film	1,795	271	1.1%	5,101	3.7%
Specialty film	63,695	9,626	40.7%	47,330	34.3%
Base film for other application	13,174	1,991	8.4%	20,570	14.9%

	156,526	23,655	100.0%	138,010	100.0%

Overseas sales during the six months ended June 30, 2018 were RMB27.6 million or US$4.2 million, or 17.6% of total revenues, compared with RMB29.0 million or 21.0% of total revenues in the same period in 2017. This was RMB1.4 million lower than the same period in 2017. The decrease in sales volume resulted in a decrease of RMB3.6 million and the increase in average sales price caused an increase of RMB2.2 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2018		% of Total	Six-Month Period Ended June 30, 2017	% of Total
	RMB	US$		RMB
Sales in China	128,922	19,483	82.4%	109,008	79.0%
Sales in other countries	27,604	4,172	17.6%	29,002	21.0%

	156,526	23,655	100.0%	138,010	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2018	Six-Month Period Ended June 30, 2017
	% of total	% of total
Materials costs	72.2%	69.8%
Factory overhead	9.2%	9.8%
Energy expense	9.2%	11.3%
Packaging materials	4.8%	4.4%
Direct labor	4.6%	4.7%

Cost of goods sold during the first six months of 2018 totaled RMB140.2 million (US$21.2 million) as compared to RMB129.2 million in the same period of 2017. This was RMB11.0 million or 8.5% higher than the same period in 2017. The increase in sales volume resulted in an increase of RMB1.3 million and the increase in average sales cost caused an increase of RMB9.7 million which was mainly due to the price increase of main raw materials.

22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross Profit

Our gross margin was RMB16.3 million (US$2.5 million) for the first six months ended June 30, 2018, representing a gross margin rate of 10.4%, as compared to a gross margin rate of 6.4% for the same period in 2017. Correspondingly, gross margin rate increased by 4.0 percentage points. Our average product sales prices increased by 12.3% compared to the same period last year while the average cost of goods sold increased by 7.4% compared to the same period last year. Consequently, the amount of increase in average product sales prices was higher than that in cost of goods sold during the six months ended June 30, 2018 compared with the same period in 2017, which resulted in an increase in our gross margin.

Operating Expenses

Operating expenses for the six months ended June 30, 2018 were RMB29.2 million (US$4.4 million), compared to RMB28.0 million in the same period in 2017, which was RMB1.2 million or 4.3% higher than the same period in 2017. This increase was mainly due to increased expenses on R&D.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first half of 2018 was RMB4.0 million (US$0.6 million) while total other expense was RMB4.7 million for the same period in 2017.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.03 million (US$0.005 million) during the six months ended June 30, 2018, compared to income tax benefit of RMB0.1 million during the same period in 2017. This decrease of the income tax benefit was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the first half of 2018 was RMB16.9 million (US$2.5 million) compared to net loss attributable to the Company of RMB23.8 million during the same period in 2017, representing a decrease of RMB6.9 million from the same period in 2017 due to the factors described above.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, financial institutions. The interest rates of borrowings from financial institutions during the period from the first quarter of 2017 to the first quarter of 2018 ranged from 4.41% to 7.50%.

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB22.93 million.

As of June 30, 2018, the principal of this loan from Shandong SNTON was RMB86.73 million and the interest payable was RMB25.7 million.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2018 was RMB20.5 million (US$3.1 million) compared to net cash provided by operating activities of RMB0.5 million for the six months ended June 30, 2017. This increase in cash flows provided by operating activities was primarily attributable to decrease in net loss.

Investing Activities

Net cash flows provided by investing activities for the six months ended June 30, 2018 was RMB16.6 million (US$2.5 million) compared to net cash flows provided by investing activities of RMB40.6 million for the six months ended June 30, 2017. This decrease in cash flows provided by investing activities was primarily attributable to change of the restricted cash.

Financing Activities

Net cash flows used in financing activities for the six months ended June 30, 2018 was RMB23.1 million (US$3.5 million) compared to net cash flows used in financing activities of RMB37.7 million for the six months ended June 30, 2018. This decrease in cash flows used in financing activities was primarily attributable to change of notes payable.

Working Capital

As of June 30, 2018 and December 31, 2017, we had a working capital deficit of RMB171.5 million (US$25.9 million) and RMB172.9 million, respectively. Working capital deficit decreased by RMB1.4 million (US$0.2 million), or 0.8% compared to the amount as of December 31, 2017. Our main current liability is a loan from a related party.

24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2018 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Rental obligations	276	276	-	-	-
Purchase commitment	1,008	1,008	-	-	-

Total	1,284	1,284	-	-	-

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

25

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 23, 2018.

26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang

Title: Chairman and Chief Executive Officer

Dated: August 23, 2018

27